FORM 8.1

## DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

Tesco PLC

SUPPL

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | ~~Tesco Holdings Limited~~ |
| Company dealt in | Dobbies Garden Centres plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary |
| Date of dealing | 6 August 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 2,828,140 | 28.1 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,828,140 | 28.1 | | |



**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

LON1612855/2

dw 8/14

| Call Option | 108,500 | GBP 15.00 |
| --- | --- | --- |
| Call Option | 101,290 | GBP 15.00 |
| Call Option | 40,484 | GBP 15.00 |

### (d) Other dealings (including new securities) (Note 4)

| **Nature of transaction** (Note 8) | **Details** | **Price per unit (if applicable)** (Note 5) |
| --- | --- | --- |
| | | |

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| **Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.** |
| --- |
| None. |

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| **Date of disclosure** | 7 August 2007 |
| --- | --- |
| **Contact name** | Jonathan Lloyd |
| **Telephone number** | 01992 632 222 |
| **Name of offeree/offeror with which associated** | Tesco Holdings Limited |
| **Specify category and nature of associate status** (Note 10) | |

*Notes*

*The Notes on Form 8.1 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END